UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62532/July 20, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13945

In the Matter of	:
	:
SSE TELECOM, INC.,	:
STRATEGIC ALLIANCE GROUP, INC.	:
(n/k/a CRUISECAM INTERNATIONAL, INC.),	: ORDER MAKING FINDINGS
STRATASEC, INC.,	: AND
SUPERFLY ADVERTISING, INC.	: REVOKING REGISTRATIONS
(F/K/A MORLEX, INC.),	: BY DEFAULT
SVI MEDIA, INC.,	:
SYMONS INTERNATIONAL GROUP, INC.,	:
SYNERGY RENEWABLE RESOURCES, INC., and	:
SYNTECH INTERNATIONAL, INC.	:
(n/k/a AVALON TECHNOLOGY GROUP, INC.)	:

SUMMARY

       This Order revokes the registrations of the registered securities of Respondents SSE Telecom, Inc., Strategic Alliance Group, Inc. (n/k/a Cruisecam International, Inc.), Stratasec, Inc., Superfly Advertising, Inc. (f/k/a Morlex, Inc.), SVI Media, Inc., Symons International Group, Inc., Synergy Renewable Resources, Inc., and Syntech International, Inc. (n/k/a Avalon Technology Group, Inc.), (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

       The Commission initiated this proceeding on June 23, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 2, 2010.[1] To date, none has filed an

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii), (iv).

Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

SSE Telecom, Inc., CIK No. 808220,[2] is a void Delaware corporation located in Fremont, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 30, 2000, which reported a net loss of $700,000 for the prior three months. As of June 21, 2010, the company's stock (symbol "SSET") was quoted on the Pink Sheets operated by Pink Sheets OTC Markets Inc. (Pink Sheets), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Strategic Alliance Group, Inc. (n/k/a CruiseCam International, Inc.), CIK No. 737455, is a Florida corporation located in Farmington Hills, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended December 31, 2005, which reported a net loss of $296,742 for the prior three months. As of June 21, 2010, the company's stock (symbol "CCMCD") was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Stratesec, Inc., CIK No. 1037453, is a void Delaware corporation located in Chantilly, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of $687,264 for the prior three months. As of June 21, 2010, the company's stock (symbol "SFTC") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Superfly Advertising, Inc. (f/k/a Morlex, Inc.), CIK No. 795568, is a delinquent Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A for the period ended

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

December 31, 2007, which failed to include required financial statements. The company's Form 10-QSB for the period ended September 30, 2007, reported a net loss of $123,049 since the company's January 1, 2000, inception. As of June 21, 2010, the company's stock (symbol "SPFL") was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SVI Media, Inc., CIK No. 1285206, is a revoked Nevada corporation located in Peoria, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of over $9.14 million for the prior nine months. On April 30, 2008, the company announced that it had agreed to sell all of its assets. As of June 21, 2010, the company's stock (symbol "SVIA") was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Symons International Group, Inc., CIK No. 1013698, is an Indiana corporation located in Indianapolis, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2003, which reported a net loss of over $5 million for the prior three months. As of June 21, 2010, the company's stock (symbol "SIGC") was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Synergy Renewable Resources, Inc., CIK No. 778208, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the period ended December 31, 1997, which reported a net loss of over $2.61 million for the prior twelve months. As of June 21, 2010, the company's stock (symbol "SRRIF") was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Syntech International, Inc. (n/k/a Avalon Technology Group, Inc.), CIK No. 351940, is a Delaware corporation located in Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1994, which reported a net loss of over $1.23 million for the prior nine months. The company ceased operations on September 30, 1995. As of June 21, 2010, the company's stock (symbol "AVLN") was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of SSE Telecom, Inc., is REVOKED;

the REGISTRATION of the registered securities of Strategic Alliance Group, Inc. (n/k/a Cruisecam International, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Stratasec, Inc., is REVOKED;

the REGISTRATION of the registered securities of Superfly Advertising, Inc. (f/k/a Morlex, Inc.), is REVOKED;

the REGISTRATION of the registered securities of SVI Media, Inc., is REVOKED;

the REGISTRATION of the registered securities of Symons International Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Synergy Renewable Resources, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Syntech International, Inc. (n/k/a Avalon Technology Group, Inc.), is REVOKED.

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Carol Fox Foelak
Administrative Law Judge